Exhibit 99.57

CANNTRUST HOLDINGS INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2017

DATED: March 29, 2018

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DATE, CURRENCY AND OTHER INFORMATION

In this annual information form ("AIF" or "Annual Information Form"), unless the context otherwise requires, the "Company" refers to CannTrust Holdings Inc. together with its wholly-owned subsidiaries, CannTrust Inc. ("CannTrust Opco") and Elmcliffe Investments Inc. ("Elmcliffe"), and Cannabis Coffee & Tea Pod Company Ltd. ("CCTPC"), a joint venture held on a 50-50 basis with a wholly-owned subsidiary of Club Coffee L.P. ("Club Coffee"). Effective December 15, 2017, Club Coffee transferred its shares in the capital stock of CCTPC to Single Dose Solutions Inc. ("SDS").

This AIF applies to the business activities and operations of the Company for the year ended December 31, 2017.

Except as otherwise indicated in this AIF, references to "Canadian dollars" or "$" are to the currency of Canada.

This AIF contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

Statistical information and other data relating to the medical cannabis industry and the cannabis industry in general included in this AIF are derived from industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this AIF were obtained from various publicly available sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") which are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this AIF. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

•	the performance of the Company's business and operations;
•	the intention to grow the business, operations and potential activities of the Company;
•	the ongoing and proposed expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
•	the expected growth in the number of patients using the Company's medical cannabis;
•	the expected growth in the number of patients using the Company's cannabis oil extracts and related products;
•	the expected growth in the Company's growing and cannabis oil extraction capacity;
•	the number of grams of medical cannabis and the amount of cannabis oil extract related products used by each patient;
•	the methods used by the Company to deliver medical cannabis and cannabis oil extract related products;
•	the competitive conditions of the industry;
•	the applicable laws, regulations and any amendments thereof;

•	the competitive and business strategies of the Company;
•	the grant and impact of any license or supplemental license to conduct activities with cannabis and/or cannabis oil extracts or any amendments thereof;
•	the anticipated future gross revenues and profit margins of the Company's operations; and
•	the proposed and anticipated changes to Canadian federal laws and provincial regulations regarding the adult-use recreational market and the business impacts on the Company.

Certain of the forward-looking statements contained herein and incorporated by reference concerning the medical cannabis and cannabis oil extracts industry, the anticipated adult-use recreational market, the general expectations of the Company related thereto, and the Company's business and operations are based on estimates prepared by the Company using data from publicly available governmental sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the current medical cannabis and cannabis oil extracts industry and the future anticipated adult-use recreational market involve risks and uncertainties and are subject to change based on various factors.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect the Company. Additional factors are noted under "Risk Factors" in this AIF. The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this AIF. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

CannTrust Opco was incorporated under the OBCA on August 16, 2013 as 2384634 Ontario Inc. CannTrust Opco filed articles of amendment on September 4, 2013 to change its name to Cannamed Pharma Inc. On November 25, 2014, CannTrust Opco filed articles of amendment to change its name to CannTrust Inc.

CannTrust Holdings Inc. was incorporated under the OBCA on March 16, 2015. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for common shares ("Common Shares") of the Company, resulting in CannTrust Opco becoming a subsidiary of the Company. On November 30, 2016, the Company filed articles of amendment to remove the transfer restrictions on the Common Shares and to remove the private company restrictions. Our head and principal executive offices are located at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8.

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Inter-corporate Relationships

The following table sets out the corporate group of the Company as of the date of this AIF, including the governing jurisdiction of the various entities:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a description of how the business of the Company and its subsidiaries developed over the three most recently completed financial years and the current financial year.

CannTrust Opco received its cultivation license from Health Canada under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") on June 12, 2014 and began production of medical cannabis at its production facility in Vaughan, Ontario (the "Vaughan Facility").

On May 4, 2015, Cannabis Coffee & Tea Pod Company Ltd. ("CCTPC") was incorporated under the OBCA and organized as a joint venture held on a 50-50 basis by the Company and Club Coffee. On January 26, 2017, the United States Patent and Trademark Office ("USPTO") issued Patent Number 9,480,647 to CannTrust Opco and Club Coffee with respect to single-serve containers for use in brewing a cannabis-based beverage (further to the United States Patent Application Number 14/731,675 filed June 5, 2015) (the "US IP").

On December 23, 2016, CannTrust Opco entered into an exclusive joint venture with Apotex Inc. ("Apotex"), a global generic pharmaceutical manufacturer, pursuant to which the parties have partnered to develop novel dosage formats and products.

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On February 16, 2017, the Company completed a private placement of 12,584,100 special warrants ("Special Warrants") at a price of $2.00 per Special Warrant (the "Offering Price") for gross proceeds of $25,168,200 (the "Special Warrant Offering"). The Special Warrants were issued pursuant to the terms of a special warrant indenture (the "Special Warrant Indenture") made as of February 16, 2017 between the Company and TSX Trust Company (the "Special Warrant Agent"). 9,906,500 Special Warrants were issued through a brokered private placement offering in accordance with an agency agreement, dated February 16, 2017, among the Company and Bloom Burton Securities Inc. (the "Agent"). The remaining 2,677,600 Special Warrants were issued through a concurrent non-brokered private placement offering at the same Offering Price. Each Special Warrant entitled the holder thereof to acquire, upon the voluntary or deemed exercise of the Special Warrant, one Common Share without payment of additional consideration. As consideration for the Special Warrant Offering, the Company paid the Agent a cash fee equal to 6% of the gross proceeds of the Special Warrant Offering, except with respect to proceeds from 2,677,600 Special Warrants sold to subscribers in connection with the non-brokered portion of the Special Warrant Offering, for which no fees were paid. Additionally, the Company granted the Agent and certain registrants comprising the selling group 594,390 broker warrants ("Agent's Warrants"), representing 6% of the number of Special Warrants sold by the Agent pursuant to the brokered portion of the Special Warrant Offering. Each Agent's Warrant is exercisable to acquire one Common Share, subject to adjustment in certain circumstances, at an exercise price of $2.00 per Agent's Warrant until February 16, 2019.

On March 6, 2017, through its wholly-owned OBCA-incorporated subsidiary, Elmcliffe Investments Inc. ("Elmcliffe"), the Company acquired the real estate assets and related equipment of a greenhouse facility in the Town of Fenwick, Ontario within the Niagara Region (the "Niagara Facility").

On August 21, 2017, the Company's Common Shares began trading under the symbol "TRST" on the Canadian Securities Exchange (the "CSE") after the Company cleared a final prospectus qualifying the distribution of 12,584,100 Common Shares issuable upon the exercise or deemed exercise of the Special Warrants.

On October 10, 2017, the Company received its Health Canada cultivation license under the ACMPR for its 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Facility.

On November 30, 2017, the Company completed a bought deal private placement (the "2017 Private Placement") through a syndicate of underwriters co-led by Echelon Wealth Partners Inc. and Bloom Burton Securities Inc. and including Canaccord Genuity Corp., Eight Capital Corp. and Haywood Securities Inc. (collectively, the "Underwriters"). The Company issued 4,000,000 Common Shares at a price of $5.00 per Common Share (the "Offering Price") for aggregate gross proceeds of $20,000,000, which included the full exercise of the Underwriters' option to purchase up to an additional 500,000 Common Shares from the treasury at the Offering Price. As consideration for their services, the Underwriters received a cash commission equal to 5.5% of the aggregate gross proceeds raised in the 2017 Private Placement. In addition, the Underwriters received 220,000 broker warrants ("Broker Warrants"), with each Broker Warrant being exercisable to purchase one Common Share at the Offering Price for 24 months from the date of closing of the 2017 Private Placement.

Recent Developments

Assignment of US IP and Related License Agreements in Order for the Company to Become Eligible to List its Common Shares on the Toronto Stock Exchange

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As a condition of permitting the Company to list its Common Shares on the Toronto Stock Exchange (the "TSX"), the TSX required that the US IP and related license agreements be assigned to an entity in which the Company did not have an economic interest therein. Accordingly, the Company and Club Coffee agreed to amend their shareholders' agreement in respect of CCTPC (the "Shareholders' Agreement"), whereby the parties agreed to assign the US IP and related license agreements to a related party of Club Coffee, SDS, in which the Company has no economic interest (the "First Shareholders' Amending Agreement"). Furthermore, as a result of an internal corporate restructuring, effective December 15, 2017, Club Coffee transferred its shares in the capital stock of CCTPC to SDS. The Company, Club Coffee, CCTPC, and SDS executed a Participation Agreement dated as of December 15, 2017, whereby SDS became a party to the Shareholders' Agreement replacing Club Coffee.

In exchange for the assignment of the US IP and related license agreements, CCTPC received the option to repurchase the US IP and related license agreements for a nominal amount at the Company's sole discretion upon the occurrence of one of the following events:

1)	cannabis being legalized federally in the United States of America; and/or

2)	the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business; and/or

3)	the Common Shares of the Company are involuntarily delisted from the TSX; and/or

4)	control of the Company is acquired by another entity, provided that the Common Shares of the Company will be delisted from the TSX upon the change of control.

Sales License For Niagara Facility

On February 12, 2018, the Company announced it received its Health Canada sales license under the ACMPR for its 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Facility.

Listing of Common Shares on the Toronto Stock Exchange

The Company's Common Shares commenced trading on the TSX on March 5, 2018 under the symbol "TRST". The Company's Common Shares were voluntarily delisted from the CSE effective the close of trading on March 2, 2018.

DESCRIPTION OF BUSINESS

General

CannTrust Opco, a wholly owned subsidiary of the Company, is a licensed producer of medical cannabis under the ACMPR. CannTrust received its cultivation license from Health Canada on June 12, 2014. The Company's strategy is to produce the highest quality, standardized, pharmaceutical-grade cannabis products. It is dedicated to the "pharmaceuticalization" of the medical cannabis market. Our product and intellectual property development teams consist of experienced pharmacists, nurses, medical doctors and growers along with a clinically-trained client support team. We are licensed to conduct research and development and also focus on creating education curriculum and research collaboration models.

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We produce standardized pharmaceutical grade medical cannabis products that are completely pesticide-free at the Vaughan Facility, which is a 40,000 square foot, state-of-the-art hydroponic indoor facility in Vaughan, Ontario, including an in-house quality control laboratory. The Vaughan Facility currently has a potential production capacity of 3,600 kg of medical cannabis per year. We have made a significant infrastructure investment in technology for sanitation, risk mitigation and the prevention of crop failures. Automated nutrient management systems within the Vaughan Facility provide industry-leading, standardized horticultural practices. The lease for the Vaughan Facility commenced on December 1, 2013 for an initial term of 10 years ending on November 30, 2023, with CannTrust Opco having an option to extend for two additional terms of five years each if it is not otherwise in default under the terms of the lease.

The Company also owns a 430,000 square foot commercial greenhouse facility in the Niagara region through Elmcliffe, its wholly-owned subsidiary, to significantly increase production capacity. The Niagara Facility is equipped with irrigation systems and grow technology designed and installed by the same firm that provided similar systems and technology at the Vaughan Facility. The 430,000 square foot greenhouse provides the Company with a total of 40,000 kg of additional medical cannabis production capacity per year. The 46 acre property, which is all zoned to permit cannabis production, will facilitate additional future greenhouse construction on the 30 acres not yet utilized. The Company continues to research options for more grow capacity as the anticipated recreational market evolves.

The Company completed its 250,000 square foot Phase 1 redevelopment of the Niagara Facility for which Health Canada granted a sales license under the ACMPR. The planned 180,000 square foot Phase 2 expansion at the Niagara Facility is anticipated to be completed and in cultivation towards the middle of 2018. Together, Phase 1 and Phase 2 should conservatively provide the Company with an additional 40,000 kg of additional annual growing capacity. With the completion of all phases of the Niagara Facility expansion, the Company expects to have in excess of 1,000,000 square feet of production capacity. The Company secured $15,000,000 mortgage financing on the Niagara Facility, of which $10,000,000 has already been advanced to the Company with the remaining $5,000,000 to be advanced following completion of Phase 2. The Niagara Facility will be one of the lowest cost of production greenhouses in Canada utilizing state of the art continuous harvest technology, fully supplemental lighting and co-generation to reduce hydro costs. CannTrust Opco secured the placement of extensive co-generation equipment at the Niagara Facility, which co-generation equipment is the property of Envest Corp. and available for the exclusive use of CannTrust Opco pursuant to a tolling agreement dated January 31, 2018 (the "Tolling Agreement"). The Tolling Agreement provides for monthly payments to Envest Corp. for the duration of the Tolling Agreement, which is 20 years. Envest Corp. will also manage the maintenance of the co-generation equipment.

In addition, CCTPC is a CannTrust-founded joint venture with Club Coffee created to launch BrewBudz™ globally. Club Coffee is 100% Canadian owned and the largest roaster, contract manufacturer, and distributor of packaged coffees that Canadians buy from grocery stores. As a leading innovator in the market for single-serve coffee, tea and hot beverages, Club Coffee is the partner of choice for many of Canada's largest coffee retailers and for major American brands and coffee producers and food service customers with approximately 500 custom label products and over 200 Club Coffee branded products. Club Coffee production facilities are Global Food Safety Institute quality certified.

CannTrust Opco has also entered into an exclusive joint venture with Apotex, a global generic pharmaceutical manufacturer. The partnership has been formed to develop novel dosage formats and products for CannTrust based on Apotex's large existing intellectual property portfolio. Apotex has existing sales infrastructure in 85 countries that is expected to allow the rapid commercialization of new CannTrust products around the world, when such sales are permitted.

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Principal Products

Under the ACMPR, CannTrust Opco sells dried cannabis and oil extractions to the client based on the medication document provided by his or her health care practitioner. There is no limit imposed by the ACMPR on the strains that may be produced nor does the ACMPR set out specific requirements for pricing.

The sales licenses issued by Health Canada to CannTrust Opco for the Vaughan Facility and the Niagara Facility (collectively, the "ACMPR Licenses") are effective until the expected renewal dates of March 13, 2020 and October 6, 2020, respectively. The ACMPR Licenses allow for the production, sale or provision, possession, shipping, transportation, delivery and destruction of dried cannabis and cannabis plants or seeds. It allows the Vaughan Facility and the Niagara Facility to produce dried cannabis and cannabis extracts up to such amounts as permitted by CannTrust Opco's storage capacity (See "Storage and Security"). Health Canada requires that medical documents be written to include the amount of dried cannabis in grams per day a patient may consume. This requirement applies equally to oils. To assist patients with determining how much oil they should be consuming per day, licensed producers are required to provide an equivalency factor outlining how much oil is equivalent to one gram of dried cannabis

CannTrust Opco currently sells dried cannabis between $4.50 and $12.50 per gram and cannabis oil extracts for $90.00 per 40 ml bottle, which is equivalent to 8.2 grams of dried cannabis. However, future products may sell above or below this range. CannTrust Opco offers a Patient Assistance Program in order to assist clients who are recipients of a federal or provincial income assistance program or whose taxable incomes is less than $30,000 per annum.

CannTrust Opco currently produces approximately five core strains, chosen from a genetic library of over 15 strains. The strains in the Company's library have all been optimized for indoor horticultural practices. The Company plans on employing the same optimization practices to select phenotypes for its greenhouse environment.

The production of medical cannabis is a specialized skill. The Company's qualified and experienced growing team are focused on continuously improving its growing and production techniques and have refined and developed an advanced, disciplined approach with a focus on producing high quality and consistent medical cannabis. The production of medical cannabis is closely monitored by the Company's management with a focus on producing high quality dried cannabis and cannabis extracts. The Company's cannabis drops provide patients with a non-combustible, oral option for consuming medical cannabis. Included with every order is a specially designed syringe to ensure accurate dosing and easy administration. The cannabis drops are available in three varieties: CannTrust 1:1 Drops, CannTrust CBD Drops and CannTrust THC Drops. The cannabis extracts are produced using a CO2 extraction method.

Health Canada, pursuant to the ACMPR, sets the standard required for production and sale of medical cannabis. CannTrust Opco's Quality Assurance team is led by a group of experienced operators and scientists and is focused on generating the highest quality and most consistent product that meets or exceeds Health Canada expectations.

The combination of the Company's experienced growing team along with its goal of exceeding Health Canada's ACMPR quality assurance guidelines are essential to consistently providing high quality medical cannabis products that are safe for doctor prescribed medical cannabis clients.

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Principal Markets

Cannabis is a controlled substance in Canada. Only approved patients under the ACMPR ("ACMPR Patients") may use cannabis, acting as a market control on the industry. ACMPR Patients typically suffer from one or more chronic conditions including pain, anxiety, insomnia depression, muscle spasms, nausea, migraines and post-traumatic stress disorder (PTSD).

ACMPR Patients who require medical cannabis have different avenues to obtain it pursuant to the ACMPR. ACMPR Patients are required to either purchase medical cannabis from a licensed producer or receive approval from Health Canada to produce a limited amount for their own medical purposes or to designate someone to produce it for them.

According to data collected and reported by Health Canada, as of December 31, 2017, there are 269,502 ACMPR Patients who are authorized, on average, to use 2.4 grams of dried medical cannabis per day (Source: Health Canada, Market Data: Access to Cannabis for Medical Purposes). The number of ACMPR Patients has increased over time as follows:

•	As of June 30, 2015 – 23,930
•	As of September 30, 2015 – 30,537
•	As of December 31, 2015 – 39,668
•	As of March 31, 2016 – 53,649
•	As of June 30, 2016 – 75,166
•	As of September 30, 2016 – 98,460
•	As of December 31, 2016 – 129,876
•	As of March 31, 2017 – 167,754
•	As of June 30, 2017 – 201,398
•	As of September 30, 2017 – 235,621
•	As of December 31, 2017 – 269,502

The number of ACMPR Patients may not represent the total market size of potential purchasers as certain patients that may benefit from the use of medical cannabis may have limited knowledge, access and/or ability to go through the registration process to become an ACMPR Patient.

International Development

Medical cannabis opportunities are developing in G20 countries as these jurisdictions move towards establishing new or improved medical cannabis systems. As Canada has developed an early regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community. The Company is actively pursuing opportunities in a number of jurisdictions where medical cannabis is legally allowed by all levels of government presently, or where the government is actively moving towards such a legal framework. The Company will only conduct business in jurisdictions outside of Canada where such operations remain compliant with the Company's Canadian regulatory obligations.

Following the receipt of Health Canada approval, the Company began exporting medical cannabis to Australia. In the near future, the Company anticipates shipping to Germany, Denmark, Mexico and Brazil.

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Method of Distribution

Any cannabis or cannabis oil sold or provided directly to ACMPR Patients must be delivered through secure shipping only and include a means of tracking the package during transit. The only exception to this is that it may also be sold or provided by hospitals, which can purchase directly from licensed producers.

The primary means of delivery of cannabis and cannabis oil is directly from the Company to the ACMPR Patient using secure shipping methods such as Canada Post or Purolator as the ACMPR does not allow for store-front or retail distribution centers. In February 2018, the Company launched a guaranteed same-day delivery service for customers in the Greater Toronto Area – from Burlington in the west to Brampton and Aurora in the north and Oshawa in the east.

Revenue

Substantially all of the Company's revenue is currently derived from the sale of medical cannabis and cannabis oils produced, cultivated and/or processed by the Company at the Vaughan Facility and the Niagara Facility.

Production

The Company, pursuant to the requirements of the ACMPR grows its medical cannabis indoors. The production process begins in the growing areas of the Vaughan Facility and the Niagara Facility, where plants are grown until ready for harvesting and drying. Once the plants have sufficiently dried, they are packaged and stored and are subject to quality control testing throughout that process at our onsite laboratory and at a third-party laboratory.

Drying

Drying and curing is a critical function to ensure product quality and shelf life. This stage requires adequate monitoring because of the scale of the Company's operations. Because of the heat sensitivity of terpenes (active ingredients of cannabis), the Company has emphasized low-temperature, air drying.

Packaging

All medical cannabis products sold by the Company are sold or provided in tamper-evident containers or packages. Cannabis and cannabis oil extracts are provided in child-resistant containers. The Company complies with the Health Canada-prescribed labelling requirements which vary depending on the product type.

The Company affixes a client-specific label, similar to a patient-specific prescription drug label, to the packaging of its products. This label contains the name of the client and the authorized health care practitioner who provided the medical document, the daily quantity of dried cannabis and the end of the validity period as indicated on the medical document. The label includes the shipping date and the anticipated date of delivery to the client. The Company supplies a separate duplicate document of this label to send to clients which will be in the form of a client identification card. Each package of final product sold to a client is also accompanied by a copy of the most recent version of the Health Canada document entitled "Information on the Use of Cannabis for Medical Purposes". All cannabis products are securely packed and shipped in containers that will not allow the contents to be identified visually or by odour.

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Storage and Security

Storage is a very important aspect of maintaining the integrity and quality of cannabis. The environment needs to be controlled. The Company is sensitive to the environmental risks that threaten the product and stores its finished product in a vault with full control over the environment, including heat, light, temperature and humidity. Deterioration is usually a result of dehydration arising from one of these environmental concerns. The Company's ability to control aspects of the environment within the storage facility allow the Company to uphold the quality of its products.

Subdivision C of the ACMPR sets out physical security requirements that are necessary to secure sites where licensed producers conduct activities with medical cannabis other than storage. As per Health Canada regulations, the Vaughan Facility contains four Level 8 Vaults and the Niagara Facility recently added three Level 9 Vaults. The vaults are equipped with security cameras, motion sensors, finger print, pass code locked doors and seismic sensors that trigger alarms when vibrations are detected.

On January 25, 2018, Health Canada revised the storage and security requirements of the ACMPR such that vaults are no longer required as outlined in the Directive on Physical Security Requirements for Controlled Substances. Instead licensed producers will be required to store cannabis within a secure area of their facility. In addition, licensed producers will no longer be required to maintain 24/7 video surveillance inside the rooms where cannabis is being cultivated, propagated or harvested. All access points to cultivation, propagation and harvesting rooms will, however, continue to be subject to 24/7 video surveillance and recording in order to record all entries and exits.

The Company has taken advantage of these less stringent regulations. Pursuant to the updated security requirements of the ACMPR, the Company's facilities meet the following requirements:

1)	each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the "Key Areas");

2)	the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

3)	there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

4)	records are kept of every person entering and exiting the Key Areas;

5)	there are physical barriers preventing unauthorized access to Key Areas; and

6)	the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

Health Canada conducts ad hoc, unscheduled site inspections of licensed producers. The Company has experienced these inspections at its Vaughan Facility and Niagara Facility on a monthly basis, and has responded to and complied with all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. CannTrust Opco has not been required to recall distributed product.

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Quality Control

The Company understands the importance placed upon adhering to the "Good Production Practices" which are mandated by the ACMPR. These practices relate to the premises, storage of dried cannabis, equipment, sanitation program, standard operating procedures, recall of product, and quality assurance personnel. The Company currently has an in-house quality control laboratory and employs quality assurance persons with appropriate training, experience, and technical knowledge to approve the quality of the Company's products.

In accordance with Section 73 of the ACMPR, all of the Company's quality control and sanitation procedures have been outlined for all personnel as standard operating procedures. New employees undergo a training program in which they are taught the appropriate implementation of these protocols.

For the purposes of quality control, the Company tracks each "lot" (a specific genotype of medical cannabis that is initiated for production at one time, either by seed or clonal propagation) using a lot number, which is used to track lot quality control and sales in the Company's tracking software. Furthermore, the lot number is used in all sales transactions, and as such will serve as an identifier to rapidly initiate recall reporting as outlined in Section 77 of the ACMPR.

Final dried cannabis that passes quality control is sealed in plastic bottles and stored within the climate-controlled vaults. Cannabis oil that passes quality control is sealed in containers and also stored in the climate-controlled vaults. Only products that pass the tests in the Company's quality control process will be offered for sale. As of the date hereof, the Company has not been required to recall distributed product.

Sanitation

The Company has implemented a rigorous process to maintain a sanitary environment for the growth of its flowers, which includes a sanitation protocol for personnel entry into the growing areas, the use of stainless steel to allow for efficient cleaning and sanitation and regularly scheduled surface and drain sterilization.

Operations

The facilities and equipment required to manage production include the following:

1)	walk-in vaults;

2)	building security, including access control, video surveillance and motion detectors;

3)	shipping bay for client shipments;

4)	growing equipment, including trays, containers, specialized lighting and associated controls, circulating fans and watering systems;

5)	oil production equipment, including a grinder, vacuum oven, kettle, and a state of the art C02 extractor;

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6)	HVAC systems, primarily exhaust and cooling, to maintain an optimal growing environment;

7)	odour control systems;

8)	enhanced electrical distribution primarily for the high intensity lighting systems; and

9)	laboratory equipment or outsourcing arrangements to monitor and test product quality for compliance with the Food and Drugs Act, Pest Control Products Act and product labelling standards under the ACMPR.

For information regarding the method of production of the Company's products and the raw materials and components used in its production process, see the section above entitled "Production".

ACMPR License Renewal

CannTrust Opco's ACMPR Licenses for the Vaughan Facility and the Niagara Facility are valid until March 13, 2020 and October 6, 2020, respectively. Before the end of the terms of the ACMPR Licenses, CannTrust Opco must submit an application for renewal to Health Canada containing information prescribed by the ACMPR. The ACMPR requires that the Minister of Health (the "Minister"), after examining the application and any supplementary information requested, issue renewed ACMPR Licenses, unless:

a)	the applicant is not an adult who ordinarily resides in Canada or a corporation that has its head office in Canada or operates a branch office in Canada and whose officers and directors are all adults;

b)	the requirements regarding notification of local authorities pursuant to the ACMPR have not been met (such notifications would only be required in connection with a renewal if there are changes to the information since the original application);

c)	an inspector, who has requested an inspection, has not been given the opportunity by the applicant to conduct an inspection;

d)	the Minister has reasonable grounds to believe that false or misleading information or false or falsified documents were submitted in or with the application;

e)	information received from a peace officer, a competent authority or the United Nations raises reasonable grounds to believe that the applicant has been involved in the diversion of a controlled substance or precursor to an illicit market or use;

f)	the applicant does not have in place the security measures set out in the Security Directive and Subdivision C of the ACMPR in respect of an activity for which the ACMPR Licence is sought;

g)	the applicant is in contravention of or has contravened in the past 10 years:

•	a provision of the CDSA or its regulations or the Food and Drugs Act, or
•	a term or condition of another licence or a permit issued to it under any of those regulations;

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h)	the renewal of the ACMPR Licenses would likely create a risk to public health, safety or security, including the risk of cannabis being diverted to an illicit market or use;

i)	any of the following persons does not hold a security clearance:

•	the senior person in charge,
•	the "Responsible Person in Charge" (as defined under the ACMPR),
•	if applicable, the Alternate Responsible Person in Charge,
•	if the applicant is an individual, that individual, and
•	if the applicant is a corporation, any of its officers or directors;

j)	the proposed method of record keeping does not meet the requirements of the ACMPR; or

k)	if applicable, any supplemental information requested has not been provided or is insufficient to process the application.

There can be no guarantee that Health Canada will extend or renew the ACMPR Licenses as necessary or, if they are extended or renewed, that the ACMPR Licenses will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the ACMPR Licenses, or should it renew the ACMPR Licenses on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected. See "Risk Factors — Reliance on Licenses".

Reporting Requirements

The ACMPR imposes certain general requirements and reporting obligations on licensed producers such as CannTrust Opco. These requirements and obligations include:

a)	in order to confirm any information submitted in support of the application for the ACMPR Licenses or an amendment or renewal of the ACMPR Licenses, an inspector may, during normal business hours and with the reasonable assistance of CannTrust Opco, inspect the Vaughan Facility and the Niagara Facility;

b)	if CannTrust Opco experiences a theft of cannabis or an unusual waste or disappearance of cannabis that cannot be explained on the basis of normally accepted business activities, it must report the occurrence to a member of a police force within 24 hours after becoming aware of it, and provide a written report to the Minister within 10 days after becoming aware of the occurrence;

c)	CannTrust Opco must apply for and obtain the Minister's approval before making a change involving the replacement or the addition of:

i.	the senior person in charge,

ii.	the Responsible Person in Charge and, if applicable, the Alternate Responsible Person in Charge, or

iii.	an officer or director;

d)	the Minister must be notified no later than five days after the event, if a person ceases to be an officer or director of CannTrust Opco;

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e)	the Minister must be notified not later than the next business day if the Responsible Person in Charge at CannTrust Opco ceases to carry out his or her duties and there is no person designated as an Alternate Responsible Person in Charge;

f)	within five days after such change, CannTrust Opco must notify the Minister of any change to:

i.	the method used for keeping records;

ii.	the telephone number and, if applicable, the facsimile number and email address for

A.	the Vaughan Facility and Niagara Facility; and

B.	if applicable, each building within the sites at which the activities are conducted under the ACMPR Licenses; or

iii.	the security of the sites, other than a change that affects the security level of any building at which cannabis, other than cannabis plants, is stored;

g)	the Minister must be provided with a case report for each serious adverse reaction to the dried cannabis, within 15 days after the day on which CannTrust Opco becomes aware of the reaction, and must annually prepare and maintain a summary report that contains a concise and critical analysis of all adverse reactions to the dried cannabis produced by CannTrust Opco that have occurred during the previous 12 months;

h)	if CannTrust Opco is provided with the given name, surname, date of birth and gender of an individual by a member of a Canadian police force who requests information in the course of an investigation under the Controlled Drugs and Substances Act (Canada) ("CDSA") or the ACMPR, CannTrust Opco must provide as soon as feasible, within 72 hours after receiving the request, the following information to that Canadian police force:

i.	an indication of whether or not the individual is

A.	a client of CannTrust Opco, or

B.	an individual who is responsible for a client of CannTrust Opco; and

ii.	the daily quantity of dried cannabis that is specified in the medical document supporting the client's registration; and

i)	the Minister must be provided with any information that the Minister may require in respect of the records, documents and information referred to in the ACMPR, in the form and at the times that the Minister specifies.

In addition to the above general reporting requirements prescribed by the ACMPR, the ACMPR Licenses require that CannTrust Opco make a report of the following additional information to the Office of Controlled Substances of Health Canada on a monthly basis, unless otherwise stated:

1.	the total amount of dried cannabis (in kilograms) produced in the reporting period;

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2.	the total amount of dried cannabis (in kilograms) transferred from licensed producers in the reporting period;

3.	the total amount of dried cannabis (in kilograms) and oil sold to the following during the reporting period:

a)	registered clients;

b)	other licensed producers;

c)	licensed dealers;

d)	other clients; and

e)	the total number of cannabis plants sold in the reporting period;

4.	the total number of persons that were registered clients of CannTrust Opco at the end of the reporting period, including only those persons whose registrations were valid on the last day of the reporting period, and the total number of persons that were registered as new clients of CannTrust Opco during the reporting period;

5.	the number of registered clients who tried to register with CannTrust Opco, but could not be registered, regardless of the reason and the number of clients who placed orders or tried to place orders that could not be filled, regardless of the reason;

6.	the total amount of dried cannabis (in kilograms), harvested plants in the drying process (in number of plants), samples (in grams) and cannabis to be destroyed (in kilograms) as of the final day of the reporting period:

a)	harvested and in the drying process (number of plants);

b)	drying completed (not tested) (kg);

c)	drying completed (tested / not approved) (kg);

d)	ready for sale (tested / approved / packaged / labelled) (kg);

e)	samples (for retention or further testing);

f)	dried cannabis targeted for destruction; and

g)	total number of cannabis plants in inventory;

7.	the total amount of dried cannabis (in kilograms) that CannTrust Opco imported and exported during the reporting period;

8.	the total amount of dried cannabis (in grams) lost and/or stolen and destroyed during the reporting period;

9.	the total amount of dried cannabis, returned cannabis and waste (in grams) destroyed during the reporting period;

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10.	the total number of shipments sent to the following during the reporting period:

a)	registered clients;

b)	other licensed producers;

c)	licensed dealers; and

d)	other clients;

11.	the total number of shipments sent to the following in each province and territory:

a)	registered clients;

b)	other licensed producers;

c)	licensed dealers; and

d)	other clients;

12.	the average and median daily amount of dried cannabis (in grams) supported by health care practitioners to be used by the registered clients of CannTrust Opco;

13.	the average and median shipment size (in grams) sent to registered clients during the reporting period;

14.	the ten highest and ten lowest amounts of dried cannabis shipped to registered clients in the reporting period (the name or other information of the registered client must not be identified);

15.	the total number of shipments of dried cannabis to registered clients in various defined ranges (in grams);

16.	a list of all physicians and all nurse practitioners who provided a medical document for a registered client in the reporting period, and including the following information for each: the practice's address and the number of medical documents the physician or nurse practitioner signed during the reporting period;

17.	the amount of dried cannabis that CannTrust Opco anticipates it will produce during each month of the upcoming three months (in kg). Updates are required monthly; and

18.	the amount of dried cannabis that CannTrust Opco anticipates it will have in inventory during each month of the upcoming three months (in kg). Rolling three month updates are required monthly.

Marketing Plans and Strategies

Acquiring Patients

There is a specific process which the Company must undertake with respect to the sale of its medical cannabis. Before selling medical cannabis to an individual, the Company must register the ACMPR Patient as a client. In the process of registering a client, the Company verifies that the supporting authorized health care practitioner is entitled to practice their profession in the province in which the prospective client consulted them and that the practitioner has not been prohibited from prescribing narcotics. The Company also confirms with the office of the authorized health care practitioner that the information in the medical document, including the daily quantity, is correct and complete.

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Outreach to the Medical Community

The Company is acutely aware of the medical professional environment and the role it plays under the new regime implemented by the ACMPR. One of the Company's key goals is to be the physician's link to regulated medical cannabis as a potential prescribing option and to be a partner of choice in building a confident and trusting relationship.

The Company intends to be a partner of choice by eliminating the administrative burden associated with prescribing medical cannabis for clients with a relevant diagnosis, by:

1.	helping physicians understand changing regulations;

2.	simplifying the process for the physician's patient assessment, prescribing, and registration follow-up;

3.	leading a dialogue around the science of cannabinoids and the therapeutic benefits of medical cannabis;

4.	being associated with scientific excellence, product excellence, and expertise; and

5.	addressing important issues relating to social stigma and medical cannabis safety.

A barrier to entry into the market for patients is the fact that doctors do not currently have enough information on the medicine, as the resources are limited. The Company is committed to educate patients and doctors on the new regulation, prescribing, and benefits of use from a continuous, quality, scientifically-focused approach.

In order to treat chronic illnesses, the Company continues to research and develop cannabis derivatives which physicians and patients alike are more comfortable and familiar with (i.e. gel caps, sprays, topical creams, etc.). The Company has built out an extraction facility within the Vaughan Facility. This allows it to create cannabis oils, which based on data released by Health Canada, is the fastest growing segment of the medical cannabis market. Providing standardized medicine in extract form provides the doctors and patients with the ability to monitor dosing, and is a key component of the Company's patient acquisition plan. The ACMPR Licenses provide for the production and sale of cannabis oil. For more information on the ACMPR Licenses, see "Description of the Business – ACMPR Licenses" below.

Patient Assistance Program

Additionally, in order to ensure access of medical cannabis to all who require it, the Company offers a program called CannTrust Access™, a comprehensive patient assistance program in Canada for the compassionate use of medical cannabis. ACMPR Patients with household income less than $30,000 are eligible to receive a 30% discount under this patient assistance program.

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Branding Strategy

The Company has positioned itself as a pharmaceutical company producing quality, pesticide-free medical cannabis products in a variety of unique dosage forms that will provide the best treatment options for its patients. The Company is creating a strong brand recognition campaign to ensure that its name is at the forefront of the market with both patients and doctors.

The Company is dedicated to identifying the most effective strains of medical cannabis for patients suffering with chronic pain as well as many other medical conditions. Its focus is to pursue an evidence-based approach to treating patients with medical cannabis. It believes that these research efforts will help to better evaluate the benefits of medical cannabis and allow it to discover and better understand the most effective strains for each medical condition.

The Company believes that accessibility to evidence-based science is key to empowering its business, the industry, patients, healthcare providers and public policy. With a commitment to enrich and simplify the lives of patients through innovative ways and means, the Company aims to maintain, improve and forge new lines of communication with its stakeholders.

Pricing Strategy

Health Canada does not regulate the price of medical cannabis under the ACMPR. It is up to licensed producers under the ACMPR to set the price of their respective products.

Part of the Company's strategy and outreach to patients is to provide the medicine at a consistent cost that patients can rely on. The Company intends to win the confidence of its patients and stakeholders by providing a consistent and reliable product while keeping patient economics and affordability in mind.

The Company is committed to ensuring that patients who are in need of medical cannabis and are either receiving social assistance or on disability will have access to its products at a reduced rate. To this end, the Company has implemented a compassionate pricing program for its patients.

Regulatory & Licensing

Medical Cannabis Regulatory Framework in Canada

In 2001, Canada became the second country in the world to recognize the medicinal benefits of cannabis and to implement a government-run program for medical cannabis access, the Medical Marihuana Access Regulations ("MMAR"). Health Canada replaced this regulatory framework and issued the Marihuana for Medical Purposes Regulations ("MMPR") in June 2013 to replace government supply and home-grown medical cannabis with highly secure and regulated commercial operations capable of producing consistent, quality medicine. The MMPR regulations issued in June 2013 covered the production and sale of dried cannabis flowers only. A court injunction in early 2013 preserved the production and access methods of the prior legislation for those granted access prior to the injunction.

On July 8, 2015, Health Canada issued certain exemptions under the CDSA, which includes a Section 56 Class Exemption for licensed producers under the MMPR to conduct activities with cannabis (the "Section 56 Exemption"). The Section 56 Exemption permits licensed producers to apply for a supplemental license to produce and sell cannabis oil and fresh cannabis buds and leaves, in addition to dried cannabis (this did not permit licensed producers under the MMPR to sell plant material that can be used to propagate cannabis).

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On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al v the Federal Government of Canada case, in which the court found that the MMPR violated the Canadian Charter of Rights and Freedom rights of the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients would have access to medical cannabis.

The ACMPR is largely consistent with the former MMPR, but restores the ability of patients to grow their own cannabis at home, including the ability to designate a third-party grower through regulations akin to the former MMAR. Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada in order to allow for monitoring and auditing of their activities.

Under the former MMPR, and now the ACMPR, in order for patients to purchase cannabis from a medical producer, patients are required to obtain medical approval from their healthcare practitioner and provide a medical document to the licensed producer under the ACMPR. It is anticipated that the number of approved patients will accelerate under the new regulations given the fewer obstacles to access as compared to the previous regulatory regime. The new regulations also allow for competition among licensed producers under the ACMPR on a host of factors including product quality, customer service, price, variety and brand awareness, which should result in well-positioned and well-capitalized producers leveraging their position in the marketplace.

Health Canada recently reported that 269,502 patients had enrolled into the ACMPR program by December 31, 2017. By 2024, Health Canada estimates that the number of patients using medical cannabis will grow to 450,000, creating a medical cannabis market worth an estimated $1.3 billion.

On April 13, 2017, the federal government of Canada introduced Bill C-45, An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts (the "Cannabis Act"). The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of recreational cannabis in Canada. The Cannabis Act lifts the ban on the recreational use of cannabis in Canada dating back to 1923. However, until the Cannabis Act receives Royal Assent, current laws apply and recreational cannabis remains illegal unless expressly authorized. Following Royal Assent, the federal government intends to bring the Cannabis Act into force in or around August or September 2018. The impact of any such new legislative system on the medical cannabis industry and the Company's business plan and operations is uncertain.

ACMPR Licenses

The Company has sought and received its ACMPR Licenses for the Vaughan Facility and Niagara Facility which each provide for (a) the production and sale of dried cannabis; (b) the production and sale of cannabis oil (c) the production and sale of cannabis in its natural form: cannabis resin; (d) the production and sale of cannabis plants; and (e) the production and sale of cannabis seeds. See "Description of the Business – Principal Products" above for more information.

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Specialized Skill and Knowledge

A primary specialized skill unique to the medical cannabis industry is with respect to the growing of product. While a background in the growing of cannabis specifically may be helpful, the nature of growing cannabis does not differ substantially from the nature of growing any other greenhouse product. The Company's qualified and experienced growing team is focused on continuously improving its growing and production techniques and has refined and developed an advanced, disciplined approach with a focus on producing high quality and consistent medical cannabis. The production of medical cannabis is closely monitored by the Company's management with a focus on producing high quality dried cannabis and cannabis extracts.

The Company also requires client customer care staff for its call center, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market.

Differentiation in the strains of medical cannabis is primarily achieved through the procurement of seeds and our breeding programs. Obtaining seeds for growing medical cannabis must be done in accordance with the ACMPR. Seeds must be obtained from a legal source which includes seeds acquired from Health Canada, seeds imported from a jurisdiction allowed to export seeds or seeds acquired from another licensed producer. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Equipment used is specialized, but is readily available and not specific to the cultivation of medical cannabis. Subject to available funding, the Company does not anticipate any difficulty in obtaining equipment as needed.

Competitive Conditions

As of the date of this AIF, there are 94 licensed producers under the ACMPR. Of these licensed producers, 40 are fully authorized to sell finished dried cannabis product to registered customers. As well, there are 33 licensed producers with a license to produce cannabis oil and 22 have full authorization to produce and sell. There are also a number of existing growers of medical cannabis who have or will seek to obtain licensed producer status under the ACMPR. The Company believes that the stringent application and compliance requirements of the ACMPR may prove too onerous for some of those existing producers. In addition, the ACMPR allows individuals who have received the proper documentation from their doctors and who have registered with a licensed producer, to grow up to four cannabis plants at home.

The Company believes that its leadership team, brand strategy, commitment to high quality competitively priced strains, outstanding client service and a properly capitalized operation will enable the Company to establish and retain a leadership position in the market. The Company competes aggressively in terms of product quality, variety and price to differentiate its products, and maintains a focus on client services to retain a solid and sustainable position in the market. See below under the heading "Risk Factors – Competition" for further information.

Components

The main raw materials or components used in the production of dried cannabis are water, nutrient salts, light and C02. The production of cannabis oil includes cannabis resin and medium-chain triglycerides.

Water for the Company's operations is obtained from the municipal water system, but to ensure the potability of the water, the water supply is tested using a commercial water testing service for microbial contamination. The water is reverse-osmosis filtered in Vaughan. If necessary, the water used for cleaning is softened (i.e. calcium and magnesium ion removal) and pH adjusted to ensure the effectiveness of the disinfectant. The price of water is determined by the municipal government.

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Intellectual Property Protection

The Company considers its interest in patents to be an important contributor to the future growth profile of its business and therefore devotes resources to maintaining and augmenting its patent portfolio. The Company's patent strategy is to pursue the broadest possible patent protection on the Company's proprietary products and technology in selected jurisdictions (Canada, United States, Australia, China, Europe and WIPO) and to achieve the maximum duration of patent protection available. Where appropriate, and consistent with management's objectives, patents are pursued once concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought in relation to those components or concepts that management of the Company perceives to be important. In general, the Company's strategic approach is to build a portfolio which provides broad protection of the Company's technology.

In addition to the Company's patent portfolio, the Company relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is the Company's policy to require its directors, employees, consultants, members of its advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing the Company's property or relating to the Company's business and conceived of or completed by the individual during employment are the Company's exclusive property.

We have registered "CannTrust", "Quality You CannTrust", "CannCup", "BrewBudz™" and certain other trademarks and service marks with the Canadian Intellectual Property Office and the USPTO, as well as with equivalent offices in certain other jurisdictions internationally. We believe that our trademarks and other intellectual property rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our intellectual property rights. In particular, our registered trademarks and service marks are valuable assets that distinguish our brand and reinforce our customers' positive perception of our products.

Employees

As at the date of this AIF, the Company has 132 employees located at the Vaughan Facility and 80 employees located at the Niagara Facility.

RISK FACTORS

Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition and/or results of operations of the Company. The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which management is currently unaware. Moreover, the likelihood that a risk will occur or the nature and extent of its consequences if it does occur, is not possible to predict with certainty, and the actual effect of any risk or its consequences on the business could be materially different from those described below and elsewhere in this AIF.

Reliance on Licenses

The operations of the Company require it to obtain ACMPR Licences for the transportation, distribution, production and sale of medical cannabis, and in some cases, renewals of existing licences from, and the issuance of permits by certain national authorities in Canada. The Company believes that it currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations, and also believes that it is complying in all material respects with the terms of such licences and permits.

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The failure of the Company to obtain and maintain the applicable licenses and amendments thereto would have a material adverse impact upon the Company.

In addition, the Company will apply for, as the need arises, all necessary licences and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. The ACMPR License for the Vaughan Facility expires on March 13, 2020 and the ACMPR License for the Niagara Facility expires on October 6, 2020. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon the Company.

Regulatory Risks

Achievement of the Company's business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime Health Canada is implementing for the Canadian medical cannabis industry. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada's compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company's operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Change in Laws, Regulations and Guidelines

The Company's operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To the knowledge of management, other than the requirement that the Company make routine corrections that may be required by Health Canada from time to time, the Company is currently in compliance with all such laws. If any changes to such laws, regulations or guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company's business, financial condition and results of operations.

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Health Canada inspectors routinely assess the Vaughan Facility and the Niagara Facility against ACMPR regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures at the Vaughan Facility and the Niagara Facility both proactively and in response to routine inspections. The Company follows all regulatory requirements in response to inspections in a timely manner.

On June 30, 2016, the Government of Canada established the Task Force on Cannabis Legalization and Regulation (the "Task Force") to seek input on the design of a new system to legalize, strictly regulate and restrict access to adult-use recreational cannabis. On December 13, 2016, the Task Force completed its review and published a report outlining its recommendations. On April 13, 2017, the Government of Canada released the Cannabis Act. If enacted, the Cannabis Act will regulate the production, distribution and sale of cannabis for adult use. The target implementation date of the Cannabis Act will be August or September 2018. However, it is unknown if this regulatory change will be implemented at all.

Several recommendations made by the Task Force reflected in the Cannabis Act could materially and adversely affect the business, financial condition and results of operations of the Company. These recommendations include, but are not limited to, permitting home cultivation, potentially easing barriers to entry into a Canadian recreational cannabis market and restrictions on advertising and branding. The recommendations will be considered by the Government of Canada as a new framework for recreational cannabis is developed and it remains possible that such developments could significantly and adversely affect the business, financial condition and results of operations of the Company.

While the production of cannabis will be under the regulatory oversight of the Government of Canada, the distribution of adult-use recreational cannabis will be the responsibility of the provincial and territorial governments. To date, no provincial legislation has been approved to govern retail sales. However, all of the provinces in Canada have announced that the wholesale distribution of cannabis will fall under the responsibility of their provincial liquor authorities. The legal retail business for adult-use recreational cannabis will initially fall under a framework of new provincially owned and run stand-alone cannabis outlets in Ontario, Quebec, New Brunswick, Nova Scotia and Prince Edward Island. Crown corporation run retail outlets will thus have a monopoly over the legal retailing and distribution of cannabis in these provinces, which represent approximately 67% of the Canadian population. The provinces of Alberta, Saskatchewan, Manitoba and Newfoundland and Labrador have indicated they would allow private retailers to manage the retail sales of cannabis in their provinces, while British Columbia will allow a mix of private and Crown corporation run retail stores.

On October 3, 2017, the Parliamentary Standing Committee on Health proposed amendments to the Cannabis Act, which if approved, would allow for cannabis edibles and concentrates to be available for sale within 12 months of the Cannabis Act coming into force. Health Canada launched a 60-day public consultation on the proposed approach to the regulation of cannabis on November 21, 2017. A few of the provisions under consideration, such as the inclusion of micro-producers and micro-processers and the allowance of outdoor production, could significantly adversely affect the business, financial condition and results of operations of the Company. On March 22, 2018, Bill C-45 was passed by the Senate at second reading – Bill C-45 has now advanced to the committee study stage in the Senate. It is expected that the Cannabis Act would replace the ACMPR. The impact of any such new legislative system on the medical cannabis industry and the Company's business plan and operations is uncertain.

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Competition

The Cannabis Act and the introduction of a recreational model for cannabis production and distribution may impact the medical cannabis market. The impact of this potential development may be negative for the Company, and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued to date a limited number of ACMPR Licenses to produce and sell medical cannabis. According to Health Canada, as of March 2018, there are currently 94 licensed producers under the ACMPR. There are, however, several hundred applicants for licenses. The number of licenses granted could have an impact on the operations of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. The Company also faces competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid ACMPR License.

If the number of users of medical cannabis in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

As well, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another. The Company has some international partnerships in place, which may be affected if more countries legalize medical cannabis. Increased international competition might lower the demand for the Company's products on a global scale.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

Further, as a licensed producer under the ACMPR, certain key employees are subject to a security clearance by Health Canada. Under the ACMPR a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company's existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a key employee to maintain or renew his or her security clearance, would result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, if a key employee leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company's business, financial condition and results of operations.

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Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. The statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, the statements made in this AIF are subject to the experimental parameters, qualifications and limitations in the studies that have been completed.

Shelf Life of Inventory

We hold finished goods in inventory and our inventory has a shelf life. Finished goods in our inventory include herbal cannabis and cannabis oil products. We have completed shelf life stability testing on our herbal cannabis. This testing concluded that the potency of our herbal cannabis remains static for approximately 20 months. In consultation with Health Canada, we elected to set the shelf life for our herbal cannabis products at 12 months once it is bottled. We are currently completing shelf life stability tests for cannabis oils, which we anticipate will have a longer shelf life than herbal cannabis. Our typical turnover rate for inventory has been within 4 months of final production, however this turnover rate may change and our inventory may reach its expiration and not be sold. Management regularly reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on our business, financial condition, and results of operations.

ACMPR Patient Acquisitions

The Company's success depends on its ability to attract and retain patients. There are many factors which could impact the Company's ability to attract and retain ACMPR Patients, including but not limited to the Company's ability to continually produce desirable and effective products, the successful implementation of the Company's patient-acquisition plan and the continued growth in the aggregate number of ACMPR Patients selecting medical cannabis as a treatment option. The Company's failure to acquire and retain ACMPR Patients would have a material adverse effect on the Company's business, operating results and financial condition.

Marketing Constraints

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company's ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and operating results could be adversely affected.

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Further Funding Requirements

The building and operation of the Company's facilities and business are capital intensive. In order to execute the anticipated growth strategy, the Company may require additional equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms, which are acceptable. The Company's inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Company's growth and may have a material adverse effect upon future profitability.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by the Company caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant attention from management. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

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Operating Risk and Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Nascent Status of the Medical Cannabis Industry

As a licensed producer under the ACMPR, the Company is operating its business in a relatively new medical cannabis industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, the Company needs to continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance, and compliance with regulations. These activities may not promote the Company's brand and products as effectively as intended, or at all.

Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.

In addition, the ACMPR also permits patients to produce a limited amount of cannabis for their own medical purposes or to designate a person to produce a limited amount of cannabis on their behalf. This could potentially significantly reduce the market for the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that affects the medical cannabis industry and market could have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

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Research and Development and Product Obsolescence

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Company's business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's products obsolete, less competitive or less marketable. The process of developing the Company's products is complex and requires significant continuing costs, development efforts and third party commitments. The Company's failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, financial condition and operating results of the Company. The Company may be unable to anticipate changes in its potential customer requirements that could make the Company's existing technology obsolete. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company's proprietary technology entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Privacy and Cyber Security

Given the nature of the Company's products and the lack of legal availability of such products outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada's security requirements, there remains a risk of shrinkage as well as theft. A security breach at the Company's facilities could expose the Company to additional liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company's products.

In addition, the Company collects and stores personal information about its ACMPR Patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA"), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of ACMPR Patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

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Information Systems Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company's operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks could result in any person gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, including personally identifiable information, corrupting data, or causing operational disruption. Cyber attacks could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which could materially adversely affect our business and financial results.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future which could be in excess of any available insurance, and could materially adversely affect our business and financial results. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Reputational Risk to Third Parties

The parties with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company's medical cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company.

Holding Company

The Company is a holding company and essentially all of its assets are the capital stock of its subsidiaries, CannTrust Opco, Elmcliffe and CCTPC. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company's material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

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Lease Risk

The Vaughan Facility is located on property that is not owned by CannTrust Opco. Such property is subject to a long-term lease. Under the terms of a typical lease, the lessee must pay rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements made, will revert to the landlord upon the expiration of the lease term. In addition, an event of default by CannTrust Opco under the terms of the lease could also result in a loss of the property should the default not be rectified in a reasonable period of time. The reversion or loss of such property could have a material adverse effect on the Company's operations and results.

Intellectual Property

The Company depends on its ability to protect its proprietary technology. The Company relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with executives, consultants and third parties, all of which offer only limited protection. If the Company is compelled to spend significant time and money protecting or enforcing the Company's patents, designing around patents held by others or licensing or acquiring, potentially for large fees, patents or other proprietary rights held by others, the Company's business and financial prospects may be harmed. If the Company is unable to effectively protect the intellectual property that the Company owns, other companies may be able to offer for sale the same or similar products as the Company's products, which could materially adversely affect the Company's competitive business position and harm its business prospects. The Company's patents may be challenged, narrowed, invalidated or circumvented, which could limit the Company's ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that the Company may have for the Company's products (see "General Development of the Business – Recent Developments"). Even if the Company's patents are unchallenged, they may not adequately protect the Company's intellectual property, provide exclusivity for the Company's products or prevent others from designing around the Company's claims. Any of these outcomes could impair the Company's ability to prevent competition from third parties, which may have an adverse impact on the Company's business.

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests provided that such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that could interfere with their ability to devote time to the Company's business and affairs and that may adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors to the detriment of the Company.

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In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Risks Inherent in an Agricultural Business

The Company's business involves the growing of medical cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although such growing is completed indoors under climate controlled conditions, and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Environmental and Employee Health and Safety Regulations

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Unfavourable Publicity or Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis distributed to such consumers. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

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Transportation Risks

Due to its direct-to-client shipping model, the Company depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Due to the nature of the Company's products, security of the product during transportation to and from the Company's facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Company's business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Company's ability to continue operating under the ACMPR Licenses or the prospect of renewing the ACMPR Licenses.

Vulnerability to Rising Energy Costs

The Company's medical cannabis growing operations consume considerable energy, which make the Company vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

Reliance on Key Inputs

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

Dependence on Suppliers and Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company's capital expenditure program may be significantly greater than anticipated by the Company's management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

International Expansion

The Company has received Health Canada approval to export medical cannabis internationally to countries where medical cannabis is legalized. The Company began shipping its products to Australia and it expects to ship products to Germany, Denmark and Brazil in the near future. There can be no assurance that any market for the Company's products will develop in such foreign jurisdictions. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company's capability to successfully expand its operations and may have a material adverse effect on the Company's business, financial condition and results of operations.

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Expansion of the Niagara Facility

Any expansion of the Niagara Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company's control. These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. Additionally, sufficient power will be required to expand the Niagara Facility, which the Company may not be able to secure, or secure at economically viable rates. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the expansion of operations at existing facilities, which in turn may affect the Company's business, prospects, financial condition and results of operations. In particular, any expansion of the Niagara Facility is subject to Health Canada regulatory approvals. The delay or denial of such approvals may have a material adverse impact on the business of the Company and may result in the Company not meeting anticipated or future demand when it arises.

Need to Attract and Retain Qualified Personnel

The Company's success depends to a significant extent on its ability to identify, attract, hire, train and retain qualified personnel. Competition for such personnel may be intense and there can be no assurance that the Company will be successful in identifying, attracting, hiring and retaining such personnel in the future. If the Company is unable to identify, attract, hire and retain qualified personnel in the future, such inability could have a material adverse effect on its business, operating results and financial condition.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

Dividends

Any decision to declare and pay dividends in the future will be made at the discretion of the Company's Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company's Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

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Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

Volatile Market Price for the Common Shares

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control, including the following:

•	actual or anticipated fluctuations in the Company's quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition or departure of the Company's executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company's industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets.

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Limited Number of Existing Shareholders

The Company's management, directors and employees own a substantial number of the outstanding Common Shares (on a fully diluted basis). As such, the Company's management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company's shareholders.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since its inception, declared or paid any dividends on the Common Shares. The declaration of dividends on the Common Shares is within the discretion of the board of directors of the Company (the "Board") and will depend on the assessment of, among other factors, capital requirements, earnings, and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that the Company follows a policy of retaining all available funds and any future earnings in order to finance the Company's business development and corporate growth. The Company does not currently intend to declare or pay cash dividends on the Common Shares within the foreseeable future. See "Risk Factors – Dividends".

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company's remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Voting Trust Agreement Regarding Election of Directors

The Company has entered into a voting trust agreement regarding the election of directors (the "Voting Trust Agreement") with related entities of Eric Paul, Norman Paul, Brad Rogers, Mitchell Sanders, Forum Financial Corporation and Bloom Burton Securities Inc. (the "Participating Shareholders"). Under the Voting Trust Agreement, which expires August 21, 2018, the Participating Shareholders appointed Cannamed Financial Corp. (the "Voting Trustee") as their voting trustee with the authority to vote their Common Shares or Common Shares that may be subsequently acquired and held by a Participating Shareholder with regard to the appointment of the directors of the Company. Under the terms of the Voting Trust Agreement, Norman Paul is only subject to its terms if he continued as a director of the Company or if he resigned as a director of the Company. The Voting Trust Agreement has no effect beyond the voting support of the directors of the Company.

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Stock Options

The Company maintains a stock option plan (the "Plan") for directors, officers, full-time employees and consultants of the Company and its subsidiaries, which was amended and restated on February 22, 2018 in connection with the Company's listing on the TSX.

Subject to the terms of the Plan, the Board has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Plan provides flexible vesting, completely at the discretion of the Board. The Plan is administered solely by the Board and grants of options under the Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take in account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at the Company as well as with respect to equity awards granted to directors, officers, full-time employees and consultants of public company peers of the Company, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Common Share with respect to any option granted under the Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Plan, "Minimum Price" means: (i) in the event that the Common Shares are then traded on the TSX, the closing price of the Common Shares on the TSX on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Common Shares are not then traded on the TSX, the closing price of the Common Shares on such public market on which the Common Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Common Shares are not then traded on any public market, the price of the Common Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

The maximum number of Common Shares subject to grants of options under the Plan is limited to 10% of the number of issued Common Shares at the time of the granting of options under the Plan, of which options exercisable for 3,731,500 Common Shares (or 4.03% of the aggregate outstanding Common Shares) have been granted and are outstanding as at the date hereof (leaving options exercisable for 5,517,485 Common Shares (or 5.97% of the aggregate outstanding Common Shares) available for granting). To date under the Plan, options which were exercisable for 200,000 Common Shares (or 0.22% of the aggregate outstanding Common Shares) have been exercised or expired and options which were exercisable for 97,500 Common Shares (or 0.21% of the aggregate outstanding Common Shares) were cancelled and have been returned to the pool of options available to be granted. In the event of the death of an optionee while in the employment, or as an officer, of the Company or a subsidiary prior to the end of the term of the option, the optionee's legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an optionee resigns, is removed as an officer or is discharged for "cause" as an employee of the Company or a subsidiary, the option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by the Company or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

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The Plan provides that the aggregate number of Common Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Common Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Plan provides that the aggregate number of securities of the Company: (a) issued to insiders of the Company, within any one year period; and (b) issuable to insiders of the Company, at any time under the Plan, or when combined with all of the Company's other share compensation arrangements, shall not exceed 10% of the Company's total issued and outstanding securities. As of the date hereof, the Company has outstanding options under the Plan to purchase an aggregate of 3,731,500 Common Shares (being 4.03% of the aggregate outstanding Common Shares). These options are held by various directors, officers and employees of the Company and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding Common Shares or the Company enters into an agreement providing for the sale of all or substantially all of the assets of the Company such that, following completion of such sale, the Company will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Plan provides that appropriate adjustments in the number of Common Shares and in the exercise price per Common Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from any subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Company or other relevant changes in the capital structure of the Company. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Common Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Common Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time without notice to or approval of the shareholders of the Company, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over the Company or the Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Plan, provided that the option price shall not in any case be lower than the "market price" of a Common Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of the Company; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the Plan or any agreement subject to the Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by the Company to the optionees to facilitate the purchase of Common Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Common Shares from the Plan reserved under the Plan; (ix) providing for the granting of non-equity based kinds of awards under the Plan; (x) adding or amending provisions necessary for options under the Plan to qualify for favorable tax treatment to optionees and/or the Company under applicable tax laws; (xi) changing any terms relating to the administration of the Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over the Company or the Plan).

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The Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Common Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Plan, or any agreement or entitlement subject to the Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of the Company, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of Common Shares issuable under the Plan or any change from a fixed maximum number of Common Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of the Company (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Plan (or any other kind of award which may hereafter form part of the Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over the Company or the Plan). In the case of any amendment or variance referred to above, insiders of the Company who directly benefit from such amendment or variance will not have the votes attaching to the Common Shares or other securities of the Company held, directly or indirectly, by them counted in respect of the required approval of the shareholders of the Company.

Notwithstanding the two immediately preceding paragraphs, the Plan provides that no amendment, variance or discontinuance of the Plan, or any agreement or entitlement subject to the Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Plan.

In addition, the Plan provides that the Company shall have the right, in certain circumstances and in lieu of delivering Common Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of the Company, a sale of all or substantially all of the assets of the Company (under circumstances such that, following the completion of such sale, the Company will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving the Company under circumstances such that, following the completion of such transaction, there is a change in control of the Company.

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The purpose of the Plan is to provide the Company and its subsidiaries with a share-related mechanism designed to develop and increase the interest in the growth and development of the Company and its subsidiaries of those of the respective directors, officers, full-time employees and consultants of the Company and its subsidiaries as may from time to time be options under the Plan by providing to them the opportunity to acquire a proprietary interest in the Company through the purchase of Common Shares.

Warrants

As at the date of this AIF, the following warrants are outstanding:

•	802,650 warrants, each exercisable into a Common Share at an exercise price of $1.10 per Common Share until August 20, 2020. See " General Development of the Business - Three Year History – Financings and Corporate Structure".

•	1,000,000 warrants, each exercisable into a Common Share at an exercise price of $1.30 per Common Share until December 31, 2019. See " General Development of the Business - Three Year History – Financings and Corporate Structure".

•	19,480 warrants, each exercisable into a Common Share at an exercise price of $2.00 per Common Share until February 16, 2019. See "Prior Sales – Warrants".

•	220,000 warrants, each exercisable into a Common Share at an exercise price of $5.00 per Common Share until November 30, 2019. See "General Development of the Business – Recent Developments – November 2017 Private Placement".

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed and posted for trading on the TSX under the symbol "TRST" after migrating from the CSE on March 5, 2018.

The following table sets forth the price range per Common Share and trading volume for the Common Shares on the CSE and TSX for the most recently completed financial year ended December 31, 2017 as well as the periods up to the date of this AIF.

Period	High ($/share)	Low ($/share)	Volume
2018
March 1-28(1)	9.44	7.65	5,622,567
February	10.60	7.5	11,119,121
January	12.09	9	9,341,640
2017
December	9.7	7	10,610,520
November	7.95	5.05	10,091,220
October	5.54	3.6	11,951,800
September	3.75	2.16	5,315,300
August	2.66	2.01	5,213,440

Notes:

(1)	The Common Shares were delisted from the CSE effective market close on March 2, 2018 and commenced trading on the TSX on March 5, 2018.

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The total number of Common Shares issued and outstanding as at the date of this AIF is 92,489,857.

Prior Sales

Common Shares

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this AIF.

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
15-Mar-2018	Common Shares(1)	$1.10	20,450
05-Mar-2018	Options	$9.16	25,000
27-Feb-2018	Common Shares(1)	$1.10	724,470
16-Feb-2018	Options	$8.48	95,000
12-Feb-2018	Common Shares(1)	$1.10	25,000
05-Feb-2018	Options	$8.49	61,500
22-Jan-2018	Common Shares(1)	$2.00	4,726
22-Jan-2018	Options	$10.97	52,000
11-Jan-2018	Common Shares(1)	$1.10	18,180
11-Jan-2018	Common Shares(1)	$1.10	45,450
11-Jan-2018	Options	$11.14	200,000
09-Jan-2018	Options	$11.10	50,000
08-Jan-2018	Common Shares(1)	$2.00	555,180
08-Jan-2018	Common Shares(1)	$1.10	13,635
08-Jan-2018	Common Shares(2)	$2.00	100,000
04-Jan-2018	Common Shares(2)	$2.00	75,000
04-Jan-2018	Common Shares(1)	$2.00	1,500
24-Dec-2017	Options	$9.00	250,000
19-Dec-2017	Options	$8.10	75,000
18-Dec-2017	Options	$8.10	7,000
12-Dec-2017	Options	$7.85	195,000
04-Dec-2017	Common Shares(1)	$1.10	135
30-Nov-2017	Common Shares(3)	$5.00	4,000,000
30-Nov-2017	Broker Warrants(3)	$5.00	220,000
27-Nov-2017	Common Shares(2)	$2.00	25,000
17-Nov-2017	Common Shares(1)	$1.10	2,625
13-Nov-2017	Options	$6.21	90,000
2-Nov-2017	Options	$5.20	94,500
24-Oct-2017	Options	$4.65	30,000
23-Oct-2017	Options	$4.58	4,000
19-Oct-2017	Common Shares(1)	$1.10	1,080
05-Oct-2017	Common Shares(1)	$1.10	919
29-Sept-2017	Options	$3.50	20,000

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Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
18-Sept-2017	Options	$3.00	900,000
11-Sept-2017	Options	$2.28	30,000
Sept-2017	Common Shares(1)	$1.10	13,708
25-Aug-2017	Options	$2.20	60,000
21-Aug-2017	Options	$2.00	350,000
17-Aug-2017	Common Shares(4)	N/A	12,584,100
17-Aug-2017	Common Shares(5)	$1.10	2,885,354
30-Apr-2017	Common Shares(6)	$2.00	100,000
16-Mar-2017	Common Shares(6)	$2.00	75,000
10-Mar-2017	Common Shares(7)	$1.00	1,068,161
10-Mar-2017	Common Shares(8)	$1.10	644,264
9-Mar-2017	Common Shares(1)	$1.50	500,000
9-Mar-2017	Common Shares(1)	$1.10	500,000

Notes:

(1)	Issued pursuant to the exercise of warrants.
(2)	Issued pursuant to the exercise of stock options.
(3)	Issued pursuant to the 2017 Private Placement.
(4)	Issued pursuant to the automatic conversion of the Special Warrants qualifed under the Special Warrant Offering.
(5)	Issued pursuant to the automatic conversion of convertible debt plus accrued interest in connection with the Common Shares commencing to trade on the CSE.
(6)	Common Shares issued for services provided.
(7)	Common Shares issued on conversion of $1,000,000 principal amount loan plus accrued interest.
(8)	Common Shares issued on conversion of $600,000 principal amount convertible debentures plus accrued interest.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As at the date of this AIF, the following are the securities of the Company subject to escrow or contractual restrictions on transfer:

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class

Common Shares issued pursuant to the 2017 Private Placement(1)	4,000,000	4.4%
Common Shares subject to voluntary lock-up(2)	34,992,414	37.8%

Notes:

(1)	The Common Shares issued to all subscribers are subject to a hold period which will expire four months and one day from the date of closing, being March 31, 2018.
(2)	The Participating Shareholders will be permitted to sell Common Shares based on the following schedule: 10% on the date the Common Shares began trading on the CSE (the "Listing Date") (10% cumulative); 5% at two months after the Listing Date (15% cumulative); 5% at four months after the Listing Date (20% cumulative); 10% at six months after the Listing Date (30% cumulative); 10% at eight months after the Listing Date (40% cumulative); 10% at 10 months after the Listing Date (50% cumulative); 25% at 12 months after the Listing Date (75% cumulative); and, 25% at 18 months after the Listing Date (100% cumulative).

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

As at the date of this AIF, the following table sets out the current directors and officers of the Company, such officer's or director's country of residence, the number and percentage of voting securities beneficially owned, directly or indirectly, or over which such officer or director exercises control or direction, the office held by such officer or director and his principal occupation during the past five years.

The directors of the Company are elected by the shareholders of the Company at each annual general meeting and serve until the next annual general meeting, or until their successors are duly elected or appointed. Officers of the Company are appointed by the Board.

At the date of this AIF, approximately 22,504,678 Common Shares were beneficially owned, or controlled or directed, directly or indirectly, by the current directors and executive officers of the Company as a group, representing approximately 24.3% of the issued and outstanding Common Shares on a non-diluted basis.

				Number of
				Common	Percentage of
				Shares	Common
		Principal		Beneficially	Shares
Name		Occupation(s)		Owned or	Beneficially
City, Province		During the	Director	Over which	Owned or Over
and Country		Five Preceding	/Officer	Control is	Which Control
of Residence	Position	Years	Since	Exercised (1)	is Exercised
Eric Paul(5) Ontario, Canada	Chief Executive Officer and Director	Chief Executive Officer and Director of the Company	2015	11,943,761	12.9%
Ian Abramowitz Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company	2016	35,000	0.0%
Brad Rogers(10) Ontario, Canada	President and Chief Operating Officer	President and Chief Operating Officer of CannTrust Opco	2016	1,000,000	1.1%
Mark Litwin(2)(3)(4) Ontario, Canada	Chairman and Director	President of Gencan Capital Inc.	2015	2,848,130	3.1%
Mitchell Sanders(7) Ontario, Canada	Director	Partner, Goldman, Spring, Kichler & Sanders LLP	2015	1,154,116	1.3%
Norman Paul(4)(6) Ontario, Canada	Director	CEO of Next Paradigm Inc.	2017	5,458,121	5.9%
Mark Dawber(2)(4) Ontario, Canada	Director	Consultant	2017	50,000	0.1%
Robert Marcovitch(2)(3) Seattle, Washington	Director	President of K2 Sports	2017	13,500	0.0%
Shawna Page Ontario, Canada	Director	Consultant	2018	2,050	0.0%
Stan Abramowitz Ontario, Canada	Secretary	Chief Financial Officer of Forum Financial Corporation	2015	0	0.0%

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Notes:

(1)	The information as to the Common Shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nomination and Governance Committee.
(5)	Held through The Paul Family Trust, which is the beneficial and registered holder of 6,311,189 Common Shares and a beneficial holder of 5,632,572 Common Shares through its 50% ownership of Cannamed Financial Corp.
(6)	The Norman Paul 2013 Family Trust is the beneficial and registered holder of the Common Shares.
(7)	Held through Cajun Capital Corporation.
(8)	Mark Litwin holds his interest in Common Shares as follows: 40,000 Common Shares personally; Mar-Risa Holdings Inc., which is owned as to 50% by Mark Litwin, holds 877,500 Common Shares; Sutton Management Limited, which is owned as to 50% by Mark Litwin, holds 362,500 Common Shares; York Capital Funding Inc., which is beneficially owned 78.3% by Mar-risa Holdings Inc. and 9.8% by Mark Litwin, holds 493,503 Common Shares; and, Cannamed Financial Corp., which holds 11,265,144 Common Shares, is partially owned by the following entities of which Mark Litwin as an interest: York Capital Funding Inc. – 21%; Mar-Risa Holdings Inc. – 10.25%; and, Sutton Management Limited – 3.75%. York Capital Funding Inc.

(9)	Shawna Page holds her interest in Common Shares as follows: 550 Common Shares are held through the Page Family Trust Inc. and 1500 Common Shares are held in an RRSP.
(10)	Held through the Rogers (2016) Family Trust.

The following sets out additional information with respect to the education, experience and employment history of each of the directors and officers referred to above during the past five years:

Eric Paul, Chief Executive Officer and Director

Mr. Paul is a pharmacist and has been a senior business executive with over 40 years in the healthcare industry including MediTrust, Canada's first mail order pharmacy, a hospital medication management software system company and President of one of Canada's largest discount retailers.

Ian Abramowitz, Chief Financial Officer

Mr. Abramowitz is a CPA and Chartered Accountant with over 35 years of practice and financial experience in Canada, the USA and South Africa with operational experience in consumer packaged goods, logistics and real estate. He has a B.Acc degree from the University of the Witwatersrand, South Africa.

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Brad Rogers, President and Chief Operating Officer CannTrust Opco

Mr. Rogers was a co-founder and Chief Operating Officer of Mettrum Ltd. (now owned by Canopy Growth Corp. TSX: WEED) from January 2013 until December 2015. He led Mettrum Ltd. from pre-licensing to public listing, including the licencing of three facilities and multiple rounds of financing. From 1996 to 2012, Mr. Rogers was the VP Product for Mood Media. He has an MBA from the Ivey School of Business.

Mark Litwin, Chairman

Mr. Litwin is the President of Gencan Capital Inc., a CSE-listed corporation. Mr. Litwin was previously President and a Director of Gencan's predecessor corporations which were listed on the TSXV and TSX. He is also President of Sutton Management Limited, an investment and management holding company. Mr. Litwin has held the position of President and has been a director of a number of public companies. He has significant experience in the real estate industry and has a B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is a member of the board of the UHN Toronto Rehab Hospital Foundation and the Mt Sinai Hospital Finance/Resource Committee.

Mitchell Sanders, Director

Mr. Sanders is a senior partner at Goldman, Spring, Kichler & Sanders LLP since 1990, providing services in the areas of corporate finance, mergers and acquisitions, and securities law to mid-market clients in both Canada and the United States. He has been counsel in numerous public and private financing transactions, initial public offerings, and private placements throughout North America and currently sits on the boards and advisory committees of various companies and not-for-profit entities. He is a former long-time member of The Executive Committee (TEC), an international organization of Chief Executive Officer's, as well as a former member of the Small Business Advisory Committee to the Ontario Securities Commission, and a current member of the board of the UHN Toronto Rehab Hospital Foundation.

Norman Paul, Director

Mr. Paul is a pharmacist and one of the co-founders of the Company. He has over forty years of experience as a CEO and Senior Operating Executive, including at one of Canada's largest discount retailers and one of Canada's largest drug store chains. He was Founder and CEO of Meditrust, Canada's first mail order pharmacy from 1991 until 1999 when it was sold to the Katz Group. Mr. Paul was also the CEO of Autros Hospital Systems, a hospital management system from 1993 until 2001 when it was sold to a large Canadian healthcare provider. He was previously Chairman of Claim Secure, one of the largest pharmacy benefit managers in Canada, and the Founder and former CEO of AA Pharma, a generic drug manufacturer.

Mark Dawber, Director

Mr. Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

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Robert Marcovitch, Director

Mr. Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. Until recently, he was the President and CEO of K2 Ski's, an international developer, manufacturer, marketer and distributor of winter sports equipment (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

Shawna Page, Director

Ms. Page brings years of experience in both the capital markets, as well as the consumer retail markets. Ms. Page spent 10 years working at Merrill Lynch Canada, followed by 10 years at TD Securities where she was Managing Director and Chief of Staff. In 2007, Shawna launched a unique mass-channel brand of gender-specific and condition-specific nutraceuticals across Canada, and later in various international markets, which she successfully exited in November 2016. Ms. Page has a Bachelor of Science degree from the University of Toronto and a Financial Markets Certification from Yale University.

Stan Abramowitz, Secretary

Mr. Abramowitz is a CPA and Chartered Accountant with over 30 years of practice and financial experience in Canada and South Africa. He is the Chief Financial Officer and Secretary of Forum, positions he has held since 1989. Forum is a Toronto based merchant banking group. Through his affiliation with Forum, Mr. Abramowitz has also held the positions of Chief Financial Officer, Secretary and Director of a number of public companies listed on the TSX and TSXV. Mr. Abramowitz is currently the Chief Financial Officer and a Director of Gencan Capital a CSE-listed corporation. Prior to 1989, Mr. Abramowitz worked in the accounting profession. He has a B.Acc and a B.Com degree from the University of the Witwatersrand, South Africa.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the Company's knowledge, no director or executive officer of the Company is, at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company, including the Company that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

•	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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For purposes of this section, "order" means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Bankruptcies

To the Company's knowledge, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

•	is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•	has, within the ten years before the date of this AIF become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To the Company's knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

We may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not, and was not during the most recently completed financial year, or from the end of the most recently completed financial year to the date of this AIF, a party to, nor was any of its property the subject of, any legal proceedings or regulatory actions material to the Company, and no such proceedings or actions are known to be contemplated.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any shareholder holding, of record or beneficially, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Company within the three years preceding the date of this AIF or in any proposed transaction, which has materially affected or would materially affect Company.

TRANSFER AGENT AND REGISTRARS

The Company's transfer agent and registrar is TSX Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts entered into by the Company, including certain contracts entered into in the ordinary course of business, since the beginning of the most recently completed financial year and prior to the most recently completed financial year if those material contracts are still in effect:

(i)	Agency Agreement among the Company and the Agent, dated February 16, 2017. See "Prior Sales – Warrants" for more information.

(ii)	Special Warrant Indenture between the Company and TSX Trust Company, dated February 16, 2017. See "Prior Sales – Warrants" for more information.

(iii)	Lease agreement for the Vaughan Facility between the Company and N.H.D. Developments Limited, dated September 27, 2013. See "Description of the Business – General" for more information.

(iv)	Voting Trust Agreement between the Company, the Voting Trustee and the Participating Shareholders, dated August 11, 2017. See "Description of Capital Structure - Voting Trust Agreement Regarding Election of Directors" for more information.

(v)	ACMPR Licenses granted by Health Canada in respect of the Vaughan Facility and the Niagara Facility. See "Description of the Business – ACMPR Licenses" for more information.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or related to, the Company's most recently completed financial year other than RSM Canada LLP (formerly Collins Barrow LLP), Chartered Accountants, ("RSM") the Company's auditors for the most recently completed financial year. RSM is independent in accordance with the auditor's rules of professional conduct of the Institute of Chartered Accountants of Ontario. RSM owns less than one percent of the outstanding Common Shares of the Company.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

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AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees, we are required to include in this AIF the disclosure required under Form 52-110F1 with respect to the audit committee of the Board (the "Audit Committee"). The Audit Committee is responsible for the Company's financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company's financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company's external auditors. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors.

The full text of the charter of the Company's Audit Committee is attached hereto as Schedule "A".

Composition of the Audit Committee

As of the date of this AIF, the following are the members of the Audit Committee:

Name	Independent / Not Independent (1)	Financial literacy (1)
Mark Dawber(2)	Independent	Financially literate
Robert Marcovitch	Independent	Financially literate
Mark Litwin	Independent	Financially literate

Notes:

(1)	Terms have their respective meanings ascribed in NI 52-110.
(2)	Chairman of the Audit Committee.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Mark Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

Robert Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. Until recently, he was the President and CEO of K2 Ski's, an international developer, manufacturer, marketer and distributor of winter sports equipment (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

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Mark Litwin is the President of Gencan Capital Inc., a CSE-listed corporation. Mr. Litwin was previously President and a Director of Gencan's predecessor corporations which were listed on the TSXV and TSX. He is also President of Sutton Management Limited, an investment and management holding company. Mr. Litwin has held the position of President and has been a director of a number of public companies. He has significant experience in the real estate industry and has a B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is a member of the board of the UHN Toronto Rehab Hospital Foundation and the Mt Sinai Hospital Finance/Resource Committee.

Audit Committee Oversight

At no time since the commencement of the fiscal year ended December 31, 2017 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Company. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor's independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee's responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees (By Category)

The following table sets forth, by category, the fees for all services rendered by the Company's current external auditor, RSM, for the financial years ended December 31, 2017 and 2016:

	Fiscal Year Ended December 31, 2017 ($)	Fiscal Year Ended December 31, 2016 ($)
Audit Fees (1)	$165,000	$130,000
Audit-related Fees(2)	$34,000	—
Tax Fees (3)	$10,000	$10,000
All Other Fees (4)	$15,000	—

Notes:

(1)	"Audit fees" include fees rendered by the Company's external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.
(2)	"Audit-related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the "Audit Fees" category.
(3)	"Tax fees" include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	"All other fees" include fees for products and services provided by the Company's external auditor, other than services reported under the table headings "Audit Fees", "Audit-Related Fees" or "Tax Fees".

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ADDITIONAL INFORMATION

Additional financial information is contained in the Company's audited financial statements and MD&A for the Company's most recently completed financial year, copies of which have been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

Such documents, as well as additional information about the Company, may be found on SEDAR at www.sedar.com under the Company's name.

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SCHEDULE "A" AUDIT COMMITTEE CHARTER

A. RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors (the "Board") of CannTrust Holdings Inc. (the "Corporation") in fulfilling its oversight responsibilities in relation to:

(a)	the integrity of the Corporation's financial statements;

(b)	the Corporation's compliance with legal and regulatory requirements related to financial reporting;

(c)	the qualifications, independence and performance of the Corporation's auditor;

(d)	the design, implementation and maintenance of internal controls and disclosure controls; and

(e)	any additional matters delegated to the Audit Committee by the Board.

B. MEMBERS

The Board must appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Nomination and Governance Committee.

All of the members of the Audit Committee will be "independent directors" ("Independent Directors") as defined in National Instrument 52-110—Audit Committees, as amended from time to time ("NI 52-110"). In addition, every member of the Audit Committee will be "financially literate" as defined in NI 52-110.

C. DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties that are otherwise required by law or delegated to the Audit Committee by the Board.

1. Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation's relationship with the auditor. Specifically, the Audit Committee will:

(a)	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

(b)	review and approve the auditor's engagement letter;

(c)	review the independence, experience, qualifications and performance of the auditor, including the engagement and lead partners, in recommending its appointment or reappointment, including considering whether the auditor's provision of any permitted non-audit services is compatible with maintaining its independence;

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(d)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(e)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor's internal quality-control procedures, including with regard to safeguarding confidential information;

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body, such as the Canadian Public Accountability Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review; and

(iii)	where appropriate, terminate the auditor.

2. Confirmation of the Auditor's Independence

At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

(a)	review a formal written statement from the auditor describing all of its relationships with the Corporation;

(b)	discuss with the auditor any relationships or services that may affect its objectivity and independence;

(c)	obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(d)	confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

3. Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor's independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee's responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

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4. Communications with the Auditor

The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Audit Committee or the auditor, such as:

(a)	the scope, planning and staffing of the audit;

(b)	the auditor's materiality threshold for the audit;

(c)	the assessment by the auditor of significant audit risk;

(d)	any material written communications between the auditor and senior management, such as any management letter or schedule of unadjusted differences;

(e)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(f)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(g)	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation;

(h)	the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(i)	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance;

(j)	critical accounting policies and practices to be used by the Corporation;

(k)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(l)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with senior management and their response; and

(m)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Audit Committee.

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5. Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will review a summary of the auditor's audit plan for each audit.

6. Review of Audit Fees

The Audit Committee will determine the auditor's fee and the terms of the auditor's engagement. In determining the auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of support to be provided to the auditor by the Corporation.

7. Review of Financial Statements

The Audit Committee will review and discuss with senior management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with senior management and the auditor management's discussion and analysis relating to the annual audited financial statements and interim financial statements. The Audit Committee will also engage the auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements.

Before recommending any financial statements to the Board for approval, the Audit Committee will satisfy itself that such financial statements, together with the other financial information included in the Corporation's annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of the relevant date and for the relevant periods.

In conducting its review of the financial statements and related management's discussion and analysis, the Audit Committee will:

(a)	consider the quality of, and not just the acceptability of, the accounting principles, the reasonableness of senior management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

(b)	discuss any analyses prepared by senior management or the auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of any alternative treatments of financial information that have been discussed with management and the ramification of their use and the auditor's preferred treatment;

(c)	discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

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(d)	consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

(e)	discuss with senior management, the auditor and, if necessary, legal counsel, a report from senior management describing any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(f)	discuss with senior management and the auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

(g)	discuss with the auditor any special audit steps taken in light of material weaknesses in internal control;

(h)	review the results of the audit, including any reservations or qualifications in the auditor's opinion;

(i)	discuss with the auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the auditor but were "passed" (as immaterial or otherwise), and significant disagreements with senior management;

(j)	discuss with the auditor any issues on which the Corporation's audit team consulted the auditor's national office; and

(k)	consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

8. Review of Other Financial Information

The Audit Committee will review:

(a)	all earnings press releases and other press releases containing financial information, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the use of "pro forma" or "adjusted" non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(b)	all other financial statements of the Corporation that require approval by the Board before they are released to the public;

(c)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements; and

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(d)	disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation's internal control over financial reporting.

9. Relations with Senior Management and other Board Committees

The members will periodically meet privately with senior management to discuss any areas of concern to the Audit Committee or senior management. The Audit Committee will provide input to the Compensation Committee on the competence and performance of the Chief Financial Officer and will provide input to the Chief Financial Officer on the competence and performance of other key financial personnel. The Audit Committee will meet with the Board as reasonably required to ensure all public disclosure of financial information (including annual and interim financial statements and management's discussion and analysis related thereto, and all news releases containing financial information) are approved by the Audit Committee prior to public disclosure. Members of the Audit Committee will also consult with the Board when requested in connection with making materiality determinations relating to the Corporation's disclosure obligations.

10. Oversight of Internal Controls and Disclosure Controls

The Audit Committee will review with senior management the adequacy of the internal controls and procedures that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies. The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

11. Legal Compliance

The Audit Committee will review with legal counsel any legal matters that could have a significant effect on the Corporation's financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

12. Risk Management

The Audit Committee will oversee the Corporation's risk assessment and management function and, on a quarterly basis, will review a report from senior management describing the major financial (including taxation matters), legal, operational and reputational risk exposures of the Corporation and the steps senior management has taken to monitor and control such exposures, including the Corporation's policies with respect to monitoring risk assessment and managing and controlling risks. At least annually, the Audit Committee will meet separately with members of senior management and, if desired by the Audit Committee and/or the Corporation's auditors, to assess the Corporation's risk assessment and management policies and practices, including an assessment of the Corporation's most significant areas of risk and the Corporation's plans to monitor and manage those areas of risk (including the Corporation's insurance relating thereto).

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13. Taxation Matters

The Audit Committee will review with senior management the status of taxation matters of the Corporation. The Audit Committee will also review a report from senior management confirming that the Corporation has withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any taxes, levies, assessments, reassessments and other charges payable to any governmental authority.

14. Employees of the Auditor

The Audit Committee will pre-approve the hiring by the Corporation of any partners or employees or former partners or employees of the auditor.

15. Conduct and Ethics

On a quarterly basis, the Audit Committee will review all expenses incurred by the Chief Executive Officer and will confirm that the Chief Executive Officer reviews all expenses incurred by the directors and senior management of the Corporation, respectively.

16. Complaints Procedure

The Audit Committee will review the procedures established by the Board for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

17. Reporting

The Audit Committee will regularly report to the Board on:

(a)	the auditor's independence;

(b)	the performance of the auditor and the Audit Committee's recommendations regarding its reappointment or termination;

(c)	the adequacy of the Corporation's internal controls and disclosure controls;

(d)	its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(e)	its review of the annual and interim management's discussion and analysis;

(f)	the Corporation's compliance with legal and regulatory requirements related to financial reporting;

(g)	the Corporation's risk assessment and management policies and practices; and

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(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

B. MEETINGS

Subject to the Corporation's by-laws and articles and the requirements under the Business Corporations Act (Ontario):

1. Scheduling

The Audit Committee will meet at least four (4) times annually or more frequently as it determines is necessary to fulfill its responsibilities, which will be not less than four times a year. A meeting of the Audit Committee may be called by the Chair of the Audit Committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Audit Committee member or the Corporation's auditor. Meetings will be held at a location determined by the Chair of the Audit Committee.

2. Notice

Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3. Agenda

The Chair of the Audit Committee will preside as Chair of each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

4. Distribution of Information

The Chair of the Audit Committee will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

5. Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6. Quorum

A majority of members will constitute a quorum for any meeting of the Audit Committee.

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7. Voting and Approval

At meetings of the Audit Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair of the Audit Committee will not have a second or casting vote in addition to his or her original vote.

8. Procedures

Procedures for Audit Committee meetings will be determined by the Chair of the Audit Committee unless otherwise determined by the by-laws of the Corporation or a resolution of the Audit Committee or the Board.

9. Transaction of Business

The powers of the Audit Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

10. Absence of Chair

In the absence of the Chair of the Audit Committee at a meeting of the Audit Committee, the members in attendance must select one of them to act as chair of that meeting.

11. Secretary

The Audit Committee may appoint one of its members or any other person to act as secretary.

12. Minutes of Meetings

A person designated by the Chair of the Audit Committee at each meeting will keep minutes of the proceedings of the Audit Committee and the Chair will cause the Secretary to circulate copies of the minutes to each member on a timely basis.

A. CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.

B. REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

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C. ASSESSMENT

At least annually, the Nomination and Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

D. REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Nomination and Governance Committee together with any proposed amendments.

E. ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Audit Committee may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisor's fees and other retention terms.

The Audit Committee, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.

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